**Supplement Dated May 22, 2013**
To the Current Prospectus and Statement of Additional Information

**ING GoldenSelect Granite PrimElite**

Issued by ING USA Annuity and Life Insurance Company
Through Its Separate Account B

> *This supplement updates the prospectus and statement of additional information ("SAI") for your variable annuity contract and any subsequent supplements thereto. Please read it carefully and keep it with your copy of the prospectus and SAI for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.*

## IMPORTANT INFORMATION REGARDING THE COMPANY

**Information about the ING USA Annuity and Life Insurance Company found in your prospectus and/or Statement of Additional Information is deleted and replaced with the following:**

ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. Until May 7, 2013, ING USA was a wholly owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York and the District of Columbia. The obligations under the Contract are solely the responsibility of ING USA Annuity and Life Insurance Company.

Pursuant to an agreement with the European Commission ("EC"), ING has agreed to divest itself of ING U.S., Inc. and its subsidiaries, including ING USA (collectively "ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. To effect this divestment, on May 7, 2013 ING completed an initial public offering ("IPO") of the common stock of ING U.S. While ING is currently the majority shareholder of the common stock of ING U.S., pursuant to the agreement with the EC mentioned above ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016.

## IMPORTANT INFORMATION REGARDING THE INVESTMENT PORTFOLIOS

The following table reflects investment portfolio name changes since the date of your last prospectus supplement.

| Fund Name Changes | |
|---|---|
| *Former Fund Name* | *New Fund Name* |
| Legg Mason ClearBridge Variable Large Cap Value Portfolio | ClearBridge Variable Large Cap Value Portfolio |
| ING Invesco Van Kampen Comstock Portfolio | ING Invesco Comstock Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Invesco Equity and Income Portfolio |
| ING Invesco Van Kampen Growth and Income Portfolio | ING Invesco Growth and Income Portfolio |

The following investment portfolio is closed to new premiums and transfers. Contract owners who have value in the investment portfolio listed below may leave their contract value in the investment.

| Closed Investment Portfolio | |
|---|---|
| ING Growth and Income Portfolio (Class I) | |

## Open Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal. There is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940.

The following table reflects the current investment portfolios that are open and available to new premiums and transfers under your Contract, effective May 1, 2013, along with each portfolio's investment adviser/subadviser and investment objective. Please refer to the funds prospectuses for more detailed information. Fund prospectuses may be obtained free of charge from our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov), or by contacting the SEC Public Reference Room at (202) 942-8090 or call (800) SEC-0330. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an email request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING American Funds International Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Adviser to Master Funds:** Capital Research and Management Company[SM] | Seeks to provide you with long-term growth of capital. |
| **ING Clarion Real Estate Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** CBRE Clarion Securities LLC | A *non-diversified* Portfolio that seeks total return including capital appreciation and current income. |
| **ING Growth and Income Portfolio (Class ADV)**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **ING Index Plus LargeCap Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co., LLC | Seeks to outperform the total return performance of the S&P 500® Index, while maintaining a market level of risk. |
| **ING Index Plus MidCap Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co., LLC | Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING Index Plus SmallCap Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co., LLC | Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk. |
| **ING Intermediate Bond Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **ING International Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index. |
| **ING Invesco Comstock Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Invesco Advisers, Inc. | Seeks capital growth and income. |
| **ING Invesco Equity and Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Invesco Advisers, Inc. | Seeks total return, consisting of long-term capital appreciation and current income. |
| **ING Invesco Growth and Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Invesco Advisers, Inc. | Seeks long-term growth of capital and income. |
| **ING Large Cap Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks long-term capital growth. |
| **ING Liquid Assets Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks a high level of current income consistent with the preservation of capital and liquidity. |
| **ING MFS Total Return Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Massachusetts Financial Services Company | Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING MidCap Opportunities Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **ING Morgan Stanley Global Franchise Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Morgan Stanley Investment Management Inc. | A *non-diversified* Portfolio that seeks long-term capital appreciation. |
| **ING Retirement Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Asset Allocation Committee** | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Growth Portfolio. |
| **ING Retirement Moderate Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Asset Allocation Committee** | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio. |
| **ING Retirement Moderate Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Asset Allocation Committee** | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Conservative Portfolio but less than that of ING Retirement Moderate Growth Portfolio. |
| **ING Russell<sup>TM</sup> Large Cap Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index. |
| **Western Asset Variable High Income Portfolio**<br><br>**Investment Adviser:** Legg Mason Partners Fund Advisor, LLC<br>**Investment Subadviser:** Western Asset Management Company and Western Asset Management Company Limited | Seeks to provide high current income as its primary objective and capital appreciation as its secondary objective. |
| **ClearBridge Variable Large Cap Value Portfolio**<br><br>**Investment Adviser:** Legg Mason Partners Fund Advisor, LLC<br>**Investment Subadviser:** ClearBridge Investments, LLC | Seeks long-term growth of capital as its primary investment objective. Current income is a secondary objective. |